Stephen Lebowitz / Chief Legal Officer

May 14, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Assistant Director

RE:	Globe Specialty Metals, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 28, 2013
Response Dated April 17, 2014
File No. 001-34420

Dear Mr. Reynolds:

Reference is made to your comment letter, which was received by the Company on April 30, 2014. This letter confirms that the Securities and Exchange Commission staff has agreed to extend the deadline for response to the comment letter to, and we will respond by, May 29, 2014.

Sincerely,

/s/ Stephen Lebowitz
Stephen Lebowitz
Chief Legal Officer